FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated July 3rd, 2002 announcing that ART has signed a definitive agreement for acquisition of its ISIS division by Photon Dynamics, Inc.

2. Press release dated July 15th, 2002 announcing that ART has competed the divestiture of its ISIS division and sold it to Photon Dynamics, Inc.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH
TECHNOLOGIES INC.
(Registrant)

By: /s/ Nadia Martel
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: July 19, 2002

News release
For immediate publication

ART SIGNS DEFINITIVE AGREEMENT FOR ACQUISITION OF ITS ISIS DIVISION BY PHOTON DYNAMICS, INC.

SAINT-LAURENT, Canada, July 3, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry, announced today that it has signed a definitive agreement regarding the acquisition of its Infrared Screening and Inspection Solutions (ISIS®) division by Photon Dynamics, Inc. (Nasdaq NM: PHTN) for US$5.5 million (CA$8.3 million) in cash.

Based in San Jose, California, U.S.A., Photon Dynamics is a leading global supplier of integrated yield management solutions for display, electronics and glass markets. The patented ISIS® infrared verification system developed by ART provides an innovative, fast, and cost effective end-of-line screening, off-line inspection, and failure analysis tool to help manufacturers achieve a higher level of process and yield improvement in the electronics printed wiring assembly (PWA) industry.

The transaction is expected to close in July 2002 and is subject to usual closing conditions.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize and measure cellular and molecular processes and pathways. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA").

About Photon Dynamics, Inc.

Photon Dynamics, Inc. is a leading global supplier of integrated yield management solutions for the display, electronics and glass markets. Photon Dynamics' patented image acquisition and image processing technology, electro-optical design, and systems engineering expertise are currently used for test, repair and inspection of flat panel displays; inspection of cathode ray tube displays and automotive glass; and inspection of printed wiring assemblies and advanced semiconductor packaging. Photon Dynamics develops systems that enable manufacturers to collect and analyze data from the production line, and quickly diagnose and repair process-related defects, thereby allowing manufacturers to decrease material costs and improve throughput to gain an incremental yield edge critical to success. Founded in 1986, Photon Dynamics has approximately 320 employees with sales offices and customer support services in San Jose and Aliso Viejo, California; Austin, Texas; Beijing, China; Eindhoven, The Netherlands; Hsinchu and Taipei, Taiwan; Markham, Ontario, Canada; Redhill, Surrey, UK; Seoul, Republic of Korea; and Tokyo, Japan. For more information about Photon Dynamics, visit its Web site at www.photondynamics.com

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

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INFORMATION

Montréal
Simard Hamel Communications
Jean-Marc Simard
(j.m.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Kathleen Vollrath (kvollrath@bmporternovelli.com)
(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.
Sébastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs and Secretary
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Corporate Services and Chief Financial Officer
(514) 832-0777

Photon Dynamics
Beth Popham
Corporate Communications Manager
beth.popham@photondynamics.com
(408) 360-3103

Logos and photos are available on the web at shc.ca/rp/art/

News release
For immediate publication

ART COMPLETES STRATEGIC DIVESTITURE OF ITS ISIS DIVISION FOR US$5.5 MILLION IN CASH AND CONFIRMS EXCLUSIVE FOCUS ON BIOMEDICAL SECTOR

SAINT-LAURENT, Canada, July 15, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the biomedical sector and the electronics industry, announced today that it has completed the sale of its Infrared Screening and Inspection Solutions (ISIS®) division to Photon Dynamics, Inc. (Nasdaq NM: PHTN) for US$5.5 million (CA$8.3 million) in cash, thus allowing ART to focus its activities from now on exclusively on the biomedical sector.

"In completing this transaction, ART now has sufficient cash on hand to carry on its operations for the next eighteen months, including the development of its new proprietary molecular imaging technology which ART plans to take to market over the same period", declared Serge Huot, President and CEO of ART. "ART will also pursue the development and the clinical validation of its SoftScan® time domain optical breast imaging technology. By focusing on these two high-growth segments of the biomedical sector, ART fully leverages its leading position in optical imaging", added Mr. Huot.

Based in San Jose, California, U.S.A., Photon Dynamics is a leading global supplier of integrated yield management solutions for display, electronics and glass markets. The patented ISIS® infrared verification system developed by ART provides an innovative, fast, cost-effective end-of-line screening, off-line inspection, and failure analysis tool to help manufacturers achieve a higher level of process and yield improvement in the electronics printed wiring assembly (PWA) industry.

Terms of the Agreement

The sale of the ISIS division was structured as an asset sale by ART to Photon Dynamics, Inc. in exchange for US$5.5 million in cash representing eleven (11) times fiscal 2002 ISIS division revenues. All fourteen ISIS division employees will become employees of Photon Dynamics Canada and become integrated in Photon Dynamics, Inc.'s Electronics Division.

...2/

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical technologies used in the detection of anomalies in the biomedical sector. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates the most information possible about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA").

About Photon Dynamics, Inc.

Photon Dynamics, Inc. is a leading global supplier of integrated yield management solutions for the display, electronics and glass markets. Photon Dynamics' patented image acquisition and image processing technology, electro-optical design, and systems engineering expertise are currently used for test, repair and inspection of flat panel displays; inspection of cathode ray tube displays and automotive glass; and inspection of printed wiring assemblies and advanced semiconductor packaging. Photon Dynamics develops systems that enable manufacturers to collect and analyze data from the production line, and quickly diagnose and repair process-related defects, thereby allowing manufacturers to decrease material costs and improve throughput to gain an incremental yield edge critical to success. Founded in 1986, Photon Dynamics has approximately 320 employees with sales offices and customer support services in San Jose and Aliso Viejo, California; Austin, Texas; Beijing, China; Eindhoven, The Netherlands; Hsinchu and Taipei, Taiwan; Markham, Ontario, Canada; Redhill, Surrey, UK; Seoul, Republic of Korea; and Tokyo, Japan. For more information about Photon Dynamics, visit its Web site at www.photondynamics.com.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

-30-

INFORMATION

Montréal
Simard Hamel Communications
Jean-Marc Simard
(j.m.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Kathleen Vollrath
(kvollrath@bmporternovelli.com)
(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.
Sébastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs and Secretary
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Corporate Services and Chief Financial Officer
(514) 832-0777

Photon Dynamics
Beth Popham
Corporate Communications Manager
beth.popham@photondynamics.com
(408) 360-3103